

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
John J. Fawcett
Chief Financial Officer
Citizens Financial Group, Inc.
One Citizens Plaza
Providence, RI 02903

> **Re:** **Citizens Financial Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2014**
> **File No. 333-195900**

Dear Mr. Fawcett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please indicate whether you are a large accelerated filer, an accelerated filer, etc. on the first page of the Form.

2. The registration statement contains a number of blanks for information such as the number of shares being offered, selling stockholder information, dilution and the capitalization table. Please revise to include any missing information in your next amendment. In particular, please revise to include the percentage of beneficial ownership that RBS Group will retain in your outstanding common stock so that the staff may conduct an appropriate review of your related disclosure.

3. Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

4. Please revise your balance sheet, income statement and statement of cash flows in future flings to separately present amounts with related parties. Refer to Rule 4-08(k) of Regulation S-X for guidance.

5. Please tell us how you considered the guidance in ASC 225-10-S99-3 in preparing your historical financial statements.

6. We note your disclosure that your historical financial results may not be representative of your results as a stand-alone company and may not be a reliable indicator of your future results. Please tell us how you considered whether pro forma financial information should be presented. Specifically tell us how you considered the guidance in ASC 205-10-S99-7.

Prospectus Summary

7. Add a section that discusses your relationship with RBS Group, before and after the offering. Provide a brief description of RBS Group. Explain who the selling stockholders are and how they obtained their shares. For each significant action, such as this offering and the actions covered by the separation agreement, revise to estimate the anticipated timeframe for completion, the cost to the company, and its future impact on profitability. In this regard, please cross-reference to the risk factors and elsewhere as appropriate.

8. Discuss your reported net loss of $3.4 billion in this section.

Risk Factors

Supervisory requirements and expectations on us as a financial holdings company…, page 18

9. We note your disclosure in the second full paragraph on page 19. Include the fact that you are not permitted to increase your capital distributions above 2013 levels due to identified deficiencies in your planning processes in the Prospectus Summary.

Risks Related to Regulations Governing Our Industry – We may be unable to disclose some restrictions or limitations on our operation imposed by our regulators, page 42

10. We note your disclosure that in some instances you are not permitted to publicly disclose certain supervisory actions or restrictions. We understand that if a financial institution has informal, nonpublic agreements with a bank regulator, whether verbally or in writing, in some circumstances the institution may be precluded from disclosing the existence of such agreements due to bank secrecy regulations. However, a public registrant must still disclose the impact of complying with such agreements to the extent material. Please confirm that, to the extent you have any such agreements, currently or in the future, you will clearly disclose the impact of complying with the agreements or understandings where material.

Risks Related to Regulations Governing Our Industry – We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends …, page 44

11. Assuming approval is granted from relevant regulators, please revise here and in your dividend policy disclosure to quantify the amount of retained earnings at your banking subsidiaries that is free of restrictions and available to pay dividends to the bank holding company. Refer to ASC 235-10-S99-1(e) for guidance.

Analysis of Financial Condition, Loans and Leases, Non-Core Assets, page 99

12. We note your disclosure that although your SBO portfolio consists of loans that were initially serviced by others, you now service a portion of this portfolio internally. Please revise to disclose the amount of your SBO portfolio that is still serviced by others at each period end.

Critical Accounting Estimates – Allowance for Credit Losses, page 115

13. Please tell us in detail and revise your filing to discuss how you incorporate credit information (delinquency status, TDR status, etc.) related to the first lien position in assessing and measuring credit risk in your HELOC portfolio. Please discuss if credit risk is impacted by whether the loan is serviced by you or by others and how your methodology considers this aspect.

14. If you believe you have a significant risk related to the ability to measure credit risk in your HELOC portfolio due to the lack of credit information related to the first lien position, please discuss this in a risk factor and explain how you manage this risk in your critical accounting estimates disclosure.

Critical Accounting Estimates – Goodwill, page 120

15. We note your disclosure on page 121 related to the interim goodwill impairment test performed as of June 30, 2013 and the annual goodwill impairment test performed as of October 31, 2013. Please provide to us a summarized discussion which compares and contrasts the results of Step One of these tests as they relate to the Consumer Banking reporting unit at these two dates. Please also explain to us how the $4.4 billion impairment charge impacted the relationship between the fair value and carrying value of the reporting unit at these two dates.

Business

Our Competitive Strengths, page 152

16. We note that you appear to differ from your peers in that they are regional banks that are not wholly owned by an international banking group such as RBS. Please provide your

analysis as to why the banks listed on page i can appropriately be considered to be your peers, and why it is helpful to compare your historical strengths to such entities.

Management

Directors, page 183

17. For each of the directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Principal and Selling Stockholders, page 225

18. Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

19. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

20. If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, *directly or indirectly*, with any person to distribute the securities.

21. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

22. With respect to each selling stockholder that is not a natural person, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

Where You Can Find More Information, page 243

23. Delete the fifth and sixth sentences of this paragraph regarding qualification by reference. They are not appropriate.

<u>Report of Independent Registered Public Accounting Firm, page F-4</u>

24. Please revise to include the city and state of the audit firm that issued the report. Refer to Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn S. McHale
Senior Staff Attorney

cc.   Via E-mail
       Nicholas Kronfeld
       David Polk & Wardwell LLP